CANADIAN NATURAL RESOURCES LIMITED

MANAGEMENT'S DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
AUGUST 5, 2026

MANAGEMENT'S DISCUSSION AND ANALYSIS
ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "focus", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration", or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to the Company's strategy or strategic focus, capital budget, expected future commodity pricing, forecasted or anticipated production volumes, royalties, production expenses, capital expenditures, forecasted and anticipated abandonment expenditures, income tax expenses, and other targets provided throughout this Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, including the strength of the Company's balance sheet, the sources and adequacy of the Company's liquidity, and the flexibility of the Company's capital structure, constitute forward-looking statements. Disclosure of plans relating to, and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects ("Primrose"), the Pelican Lake water and polymer flood projects ("Pelican Lake"), the Kirby thermal oil sands project ("Kirby"), the Jackfish thermal oil sands project ("Jackfish"), and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of crude oil, bitumen, natural gas, natural gas liquids ("NGLs"), or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the maintenance of the Company's facilities and any expected return to service dates; the construction, expansion, or maintenance of third-party facilities that process the Company's products; the abandonment and decommissioning of certain assets and the timing thereof; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the materiality of the impact of tax interpretations and litigation on the Company's results, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations, and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives, or expectations upon which they are based will occur. In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, bitumen, natural gas, and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates, and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+"), the impact of conflicts in the Middle East and in Ukraine, the restriction or disruption of global trade routes, the impact of changes to US economic policy, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, bitumen, natural gas, and NGLs prices; the impact of the ramp-up of LNG Canada on commodity prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; changes and uncertainties in the international trade environment, including with respect to tariffs, export restrictions, embargoes, and key trade agreements (including uncertainties around US imposed tariffs, and actual or potential Canadian countermeasures, both of which continue to evolve and may be continued, suspended, increased, decreased, or expanded); uncertainty in the regulatory framework governing greenhouse gas emissions including, among other things, financial and other support from various levels of government for climate related initiatives and potential emissions or production caps, and the timing, impact, and success of the implementation of the Memorandum of Understanding ("MOU") entered into between the Government of Canada and the Government of Alberta in November 2025 and the trilateral Memorandum of Understanding ("trilateral MOU") entered into between the Oil Sands Alliance, the Government of Alberta, and the Government of Canada in July 2026, including the execution of definitive agreements and satisfaction of other regulatory, financial and other conditions contemplated thereunder; civil unrest and political uncertainty, including changes in government, actions of or against terrorists, insurgent groups, or other conflict including conflict between states; the ability of the Company to prevent and recover from a cyberattack, other cyber-related crime, and other cyber-related incidents; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling, and other equipment; ability of the Company to complete capital programs; the Company's ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting, or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in the mining, extracting, or upgrading of the Company's bitumen products; availability and cost of financing; the Company's success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and NGLs not currently

Canadian Natural Resources Limited	1	Three and six months ended June 30, 2026

classified as proved; changes to future abandonment and decommissioning costs; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety, competition, environmental laws and regulations, and the impact of climate change initiatives on capital expenditures and production expenses); interpretations of applicable tax and competition laws and regulations; asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short-, medium-, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; the impact of legal proceedings to which the Company is party; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state, and local laws and regulations such as restrictions on production or emissions, the imposition of tariffs, embargoes, or export restrictions on the Company's products (including uncertainties around US imposed tariffs, and actual or potential Canadian countermeasures, both of which continue to evolve and may be continued, suspended, increased, decreased, or expanded), changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations (including the implementation of the MOU and the trilateral MOU). Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity, and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company's estimates or opinions change.
Special Note Regarding Non-GAAP and Other Financial Measures
This MD&A includes references to non-GAAP measures, which include non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). Non-GAAP measures are used by the Company to evaluate its financial performance, financial position, or cash flow. Descriptions of the Company's non-GAAP and other financial measures included in this MD&A, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided in the 'Non-GAAP and Other Financial Measures' section of this MD&A.
Special Note Regarding Amendments to the Competition Act (Canada)
On June 20, 2024, amendments to the Competition Act (Canada) came into force with the adoption of Bill C-59, An Act to Implement Certain Provisions of the Fall Economic Statement, which impact environmental and climate disclosures by businesses. As a result of these amendments, certain public representations by a business regarding the benefits of the work it is doing to protect or restore the environment or mitigate the environmental and ecological causes or effects of climate change may violate the Competition Act's deceptive marketing practices provisions. Subsequently, on March 26, 2026, the Competition Act was further amended to remove the requirement that businesses substantiate their environmental representations about a business or business activity based on an internationally recognized methodology, and eliminate private rights of action under the revised business-activity greenwashing provision. Notwithstanding these amendments, uncertainty surrounding the interpretation and enforcement of this legislation, which includes any future amendments, may expose the Company to increased litigation and financial penalties, the outcome and impacts of which can be difficult to assess or quantify and may have a material adverse effect on the Company's business, reputation, financial condition, and results.
Special Note Regarding Currency, Financial Information and Production
This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") for the three and six months ended June 30, 2026, and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2025. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company's financial statements for the three and six months ended June 30, 2026 and this MD&A have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the "IFRS Accounting Standards").
Production volumes and per unit statistics are presented throughout this MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil ("6 Mcf:1 bbl"). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, thermal bitumen, and SCO (including mining bitumen). Production on an "after royalties" or "company net" basis is also presented for information purposes only.
The following discussion and analysis refers primarily to the Company's financial results for the three and six months ended June 30, 2026 in relation to the comparable periods in 2025 and the first quarter of 2026. The accompanying tables form an integral part of this MD&A. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. Information in such Annual Information Form and on the Company's website does not form part of and is not incorporated by reference in this MD&A. This MD&A is dated August 5, 2026.

Canadian Natural Resources Limited	2	Three and six months ended June 30, 2026

FINANCIAL HIGHLIGHTS

		Three Months Ended			Six Months Ended
($ millions, except per common share amounts)		Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Product sales (1)		$17,214	$12,404	$9,675	$29,618	$22,387
Crude oil and NGLs		$16,067	$11,114	$8,874	$27,181	$20,606
Natural gas		$503	$832	$600	$1,335	$1,316
Net earnings		$4,503	$1,348	$2,459	$5,851	$4,917
Per common share	– basic	$2.17	$0.65	$1.17	$2.81	$2.34
	– diluted	$2.15	$0.64	$1.17	$2.80	$2.34
Adjusted net earnings from operations (2)		$4,568	$2,446	$1,496	$7,014	$3,932
Per common share	– basic (3)	$2.20	$1.17	$0.71	$3.37	$1.88
	– diluted (3)	$2.19	$1.17	$0.71	$3.35	$1.87
Cash flows from operating activities		$6,823	$3,282	$3,114	$10,105	$7,398
Adjusted funds flow (2)		$6,866	$4,374	$3,262	$11,240	$7,792
Per common share	– basic (3)	$3.30	$2.10	$1.56	$5.40	$3.72
	– diluted (3)	$3.28	$2.09	$1.55	$5.37	$3.70
Cash flows used in investing activities		$2,468	$1,949	$1,941	$4,417	$3,253
Net capital expenditures (2)		$2,405	$2,028	$1,915	$4,433	$3,218
Abandonment expenditures		$182	$247	$193	$429	$381
(1)Further details related to product sales are disclosed in note 17 to the financial statements.
(2)Non-GAAP Financial Measure. Refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A.
(3)Non-GAAP Ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A.
SUMMARY OF FINANCIAL HIGHLIGHTS
Consolidated Net Earnings and Adjusted Net Earnings from Operations
Net earnings for the six months ended June 30, 2026 were $5,851 million compared with $4,917 million for the six months ended June 30, 2025. Net earnings for the six months ended June 30, 2026 included non‑operating losses, net of tax, of $1,163 million compared with non-operating income of $985 million for the six months ended June 30, 2025 related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, realized foreign exchange on financing activities, and the gain on acquisition in 2025. Excluding these items, adjusted net earnings from operations for the six months ended June 30, 2026 were $7,014 million compared with $3,932 million for the six months ended June 30, 2025. Further details related to the movements in adjusted net earnings from operations are discussed in the 'Non-GAAP and Other Financial Measures' section of this MD&A.
Net earnings for the second quarter of 2026 were $4,503 million compared with $2,459 million for the second quarter of 2025 and $1,348 million for the first quarter of 2026. Net earnings for the second quarter of 2026 included non-operating losses, net of tax, of $65 million compared with non-operating income of $963 million for the second quarter of 2025 and non‑operating losses of $1,098 million for the first quarter of 2026 related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, realized foreign exchange on financing activities, and the gain on acquisition in 2025. Excluding these items, the Company achieved record quarterly adjusted net earnings from operations during the second quarter of 2026 of $4,568 million, the highest in the Company's history, compared with $1,496 million for the second quarter of 2025 and $2,446 million for the first quarter of 2026. Further details related to the movements in adjusted net earnings from operations are discussed in the 'Non-GAAP and Other Financial Measures' section of this MD&A.
The increase in net earnings and adjusted net earnings from operations for the six months ended June 30, 2026 from the six months ended June 30, 2025 primarily reflected:
▪higher realized SCO pricing(1) and sales volumes in the Oil Sands Mining and Upgrading segment; and
▪higher realized crude oil and NGLs pricing(1) and sales volumes in the North America Exploration and Production segment.
(1)Non-GAAP ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A.

Canadian Natural Resources Limited	3	Three and six months ended June 30, 2026

The increase in net earnings and adjusted net earnings from operations for the second quarter of 2026 from the second quarter of 2025 and the first quarter of 2026 primarily reflected:
▪higher realized SCO pricing and sales volumes in the Oil Sands Mining and Upgrading segment; and
▪higher realized crude oil and NGLs pricing and sales volumes in the North America Exploration and Production segment;
partially offset by:
▪lower natural gas realized pricing in the North America Exploration and Production segment.
The impacts of depletion, depreciation and amortization, share-based compensation, risk management activities, foreign exchange loss (gain), and the gain on acquisition in 2025 also contributed to the movements in net earnings from the comparable periods. These items are discussed in detail in the relevant sections of this MD&A.
Cash Flows from Operating Activities and Adjusted Funds Flow
Cash flows from operating activities for the six months ended June 30, 2026 were $10,105 million compared with $7,398 million for the six months ended June 30, 2025. Cash flows from operating activities for the second quarter of 2026 were $6,823 million compared with $3,114 million for the second quarter of 2025 and $3,282 million for the first quarter of 2026. The fluctuations in cash flows from operating activities from the comparable periods were primarily due to the factors previously noted related to the fluctuations in adjusted net earnings from operations, together with the impact of net changes in non-cash working capital.
Adjusted funds flow for the six months ended June 30, 2026 was $11,240 million compared with $7,792 million for the six months ended June 30, 2025. The Company achieved record quarterly adjusted funds flow during the second quarter of 2026 of $6,866 million, the highest in the Company's history, compared with $3,262 million for the second quarter of 2025 and $4,374 million for the first quarter of 2026. The fluctuations in adjusted funds flow from the comparable periods were primarily due to the factors noted above related to the fluctuations in cash flows from operating activities, excluding the impact of the net change in non-cash working capital, abandonment expenditures, and movements in other long-term assets, including the unamortized cost of contributions to the Company's employee bonus program, interest on Petroleum Revenue Tax ("PRT") recoveries, and prepaid cost of service tolls. Further details related to the movements in adjusted funds flow are discussed in the 'Non-GAAP and Other Financial Measures' section of this MD&A.
Production Volumes
The Company achieved record quarterly crude oil and NGLs production before royalties during the second quarter of 2026 of 1,248,889 bbl/d, the highest in the Company's history and an increase of 23% from 1,019,149 bbl/d for the second quarter of 2025, and an increase of 4% from 1,198,079 bbl/d for the first quarter of 2026. Natural gas production before royalties for the second quarter of 2026 of 2,567 MMcf/d increased 7% from 2,407 MMcf/d for the second quarter of 2025 and decreased 4% from 2,670 MMcf/d for the first quarter of 2026. Total production before royalties for the second quarter of 2026 of 1,676,754 BOE/d increased 18% from 1,420,358 BOE/d for the second quarter of 2025 and was comparable with 1,643,160 BOE/d for the first quarter of 2026. Crude oil and NGLs and natural gas production volumes are discussed in detail in the 'Daily Production, before royalties' section of this MD&A.
Product Prices
In the Company's Exploration and Production segments, the realized crude oil and NGLs price averaged $105.11 per bbl for the second quarter of 2026, an increase of 51% from $69.58 per bbl for the second quarter of 2025 and an increase of 38% from $76.02 per bbl for the first quarter of 2026. The realized natural gas price decreased 21% to average $2.05 per Mcf for the second quarter of 2026 from $2.58 per Mcf for the second quarter of 2025 and decreased 38% from $3.32 per Mcf for the first quarter of 2026. In the Oil Sands Mining and Upgrading segment, the Company's realized SCO sales price increased 44% to average $125.78 per bbl for the second quarter of 2026 from $87.22 per bbl for the second quarter of 2025 and increased 40% from $89.68 per bbl for the first quarter of 2026. The Company's realized product pricing is reflective of the prevailing benchmark pricing. Crude oil and NGLs and natural gas prices are discussed in detail in the 'Business Environment', 'Realized Product Prices – Exploration and Production', and 'Realized Product Prices, Royalties and Transportation – Oil Sands Mining and Upgrading' sections of this MD&A.

Canadian Natural Resources Limited	4	Three and six months ended June 30, 2026

Production Expense
In the Company's Exploration and Production segments, crude oil and NGLs production expense(1) averaged $14.99 per bbl for the second quarter of 2026, an increase of 7% from $14.03 per bbl for the second quarter of 2025 and an increase of 11% from $13.54 per bbl for the first quarter of 2026. Natural gas production expense(1) averaged $1.28 per Mcf for the second quarter of 2026, an increase of 15% from $1.11 per Mcf for the second quarter of 2025 and an increase of 3% from $1.24 per Mcf for the first quarter of 2026. In the Oil Sands Mining and Upgrading segment, production expense(1) averaged $22.19 per bbl for the second quarter of 2026, a decrease of 16% from $26.53 per bbl for the second quarter of 2025 and a decrease of 6% from $23.73 per bbl for the first quarter of 2026. Crude oil and NGLs and natural gas production expense is discussed in detail in the 'Production Expense – Exploration and Production' and 'Production Expense – Oil Sands Mining and Upgrading' sections of this MD&A.
SUMMARY OF QUARTERLY FINANCIAL RESULTS
The following is a summary of the Company's quarterly financial results for the eight most recently completed quarters:

($ millions, except per common share amounts)	Jun 30 2026	Mar 31 2026	Dec 31 2025	Sep 30 2025
Product sales (1)	$17,214	$12,404	$10,710	$11,070
Crude oil and NGLs	$16,067	$11,114	$9,666	$10,468
Natural gas	$503	$832	$735	$399
Net earnings	$4,503	$1,348	$5,303	$600
Net earnings per common share
– basic	$2.17	$0.65	$2.55	$0.29
– diluted	$2.15	$0.64	$2.54	$0.29
($ millions, except per common share amounts)	Jun 30 2025	Mar 31 2025	Dec 31 2024	Sep 30 2024
Product sales (1)	$9,675	$12,712	$11,064	$10,401
Crude oil and NGLs	$8,874	$11,732	$10,381	$9,943
Natural gas	$600	$716	$451	$257
Net earnings	$2,459	$2,458	$1,138	$2,266
Net earnings per common share
– basic	$1.17	$1.17	$0.54	$1.07
– diluted	$1.17	$1.17	$0.54	$1.06
(1)Further details related to product sales for the three months ended June 30, 2026 and 2025 are disclosed in note 17 to the financial statements.
Volatility in the quarterly net earnings over the eight most recently completed quarters was primarily due to:
▪Crude oil pricing – Fluctuations in global supply/demand including crude oil production levels from OPEC+ and its impact on world supply; the impact of geopolitical and market uncertainties (including those due to the conflicts in the Middle East and in Ukraine, the restriction or disruption of global trade routes, and the impacts of ongoing tariff and trade uncertainty) on worldwide benchmark pricing; the impact of shale oil production in North America; market egress including the Trans Mountain Expansion ("TMX") pipeline; the impact of increased supply of heavy crude oil from Venezuela; the impact of the Western Canadian Select ("WCS") Heavy Differential from the West Texas Intermediate reference location at Cushing, Oklahoma ("WTI") in North America; and the impact of the differential between WTI and Dated Brent ("Brent") benchmark pricing in the International segments.
▪Natural gas pricing – Fluctuations in both the demand for natural gas and inventory storage levels; the impact of third‑party pipeline maintenance and outages; the impact of geopolitical and market uncertainties; the impact of seasonal conditions; the impact of liquefied natural gas ("LNG") demand and exports; and the impact of shale gas production in the US.
(1)Calculated as respective production expense divided by respective sales volumes.

Canadian Natural Resources Limited	5	Three and six months ended June 30, 2026

▪Crude oil and NGLs sales volumes – Fluctuations in production from Kirby and Jackfish; fluctuations in production due to the cyclic nature of Primrose; fluctuations in the Company's drilling program in the North America Exploration and Production segment; natural field declines; the impact of turnarounds in the Oil Sands Mining and Upgrading segment; the impact and timing of acquisitions (including the acquisition of working interests in AOSP and Duvernay assets in the fourth quarter of 2024; the acquisition of assets in the Palliser Block in the second quarter of 2025, the acquisition of assets in the Grande Prairie area in the third quarter of 2025, the AOSP asset swap in the fourth quarter of 2025, and the acquisitions of assets in the Peace River area in the first and second quarters of 2026); wildfires; and maintenance activities in the North America Exploration and Production segment. Sales volumes in the International segments also reflected fluctuations due to the timing of liftings, planned abandonment activities in the North Sea, and temporary suspension of production at Baobab in Offshore Africa for planned floating production, storage and offloading vessel ("FPSO") maintenance, which returned to service during the second quarter of 2026.
▪Natural gas sales volumes – Fluctuations in production due to the Company's drilling program in the North America Exploration and Production segment; the impact and timing of acquisitions (including the acquisition of a working interest in the Duvernay assets in the fourth quarter of 2024, the acquisition of assets in the Palliser Block in the second quarter of 2025, the acquisition of assets in the Grande Prairie area in the third quarter of 2025, and the acquisitions of assets in the Peace River area in the first and second quarters of 2026); natural field declines; the impact of seasonal conditions; and wildfires in the North America Exploration and Production segment.
▪Production expense – Fluctuations primarily due to the impacts of the demand and cost for services; fluctuations in product mix and production volumes; seasonal conditions; carbon tax; fluctuating energy costs; inflationary cost pressures; cost optimizations across all segments; turnarounds in the Oil Sands Mining and Upgrading segment; and maintenance activities.
▪Depletion, depreciation and amortization expense – Fluctuations due to changes in sales volumes; timing of acquisitions; proved reserves; asset retirement obligations; finding and development costs associated with crude oil and natural gas exploration; estimated future costs to develop the Company's proved undeveloped reserves; fluctuations in International sales volumes subject to higher depletion rates; the impact of turnarounds in the Oil Sands Mining and Upgrading segment; the impact on the depletable base resulting from the gain recognized on the AOSP mine assets in the fourth quarter of 2025; and recoverability charges related to the North Sea and Offshore Africa.
▪Share-based compensation – Fluctuations due to the measurement of fair market value of the Company's share-based compensation liability.
▪Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market, and subsequent settlement of the Company's risk management activities.
▪Interest expense – Fluctuations due to changing long-term debt levels and lease liabilities; the impact of movements in benchmark interest rates on outstanding floating rate long-term debt; and interest on PRT recoveries.
▪Foreign exchange – Fluctuations in the Canadian dollar relative to the US dollar, which impact the realized price the Company receives for its crude oil and natural gas sales, as sales prices are based predominantly on US dollar denominated benchmarks. Realized and unrealized foreign exchange gains and losses are also recorded with respect to US dollar denominated debt and working capital.
▪Gain on acquisitions, disposition, and remeasurement – Fluctuations due to gain on acquisitions, representing the excess of the fair value of the net assets acquired compared to total purchase consideration and previously held interests. A gain on remeasurement to fair value of the Company's pre-existing 90% interest in the AOSP mines and a gain on disposition of the 10% interest in the non-operated Scotford Upgrader ("Scotford") and the Quest Carbon Capture and Storage facility ("Quest") disposed of as part of the AOSP asset swap in the fourth quarter of 2025.

Canadian Natural Resources Limited	6	Three and six months ended June 30, 2026

BUSINESS ENVIRONMENT
Global crude oil benchmark pricing increased in the second quarter of 2026 from continued conflict in the Middle East and the resulting supply disruptions. Releases from global crude oil inventories in the second quarter helped to mitigate these disruptions, while a negotiated ceasefire reduced pricing at the end of the quarter. Crude oil pricing is expected to remain volatile in the near-term amid ongoing geopolitical uncertainty. Although prices are anticipated to stabilize once conflict-related risks subside and supply-demand fundamentals reassert themselves, a resumption of conflict could materially impact crude oil pricing into the second half of 2026.
Natural gas benchmark pricing decreased in the second quarter of 2026, driven by increased production and inventory levels combined with a decrease in LNG export demand due to seasonal maintenance activities at the US Gulf Coast. In Canada, AECO benchmark pricing decreased due to seasonal demand factors, and reduced exports out of the Western Canadian Sedimentary Basin ("WCSB"). The continued ramp-up of LNG Canada is expected to further increase LNG demand and provide incremental support to AECO pricing through 2026.
Trilateral Memorandum of Understanding Update
In July 2026, the Oil Sands Alliance, the Government of Alberta, and the Government of Canada entered into a trilateral MOU. The trilateral MOU outlines a potential regulatory and fiscal framework intended to support the competitiveness of Canada's energy industry. Implementation of the framework contemplated by the trilateral MOU remains subject to definitive agreements and regulatory approvals.
Benchmark Commodity Prices

	Three Months Ended			Six Months Ended
(Average for the period)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
WTI benchmark price (US$/bbl)	$92.85	$72.17	$63.71	$82.57	$67.55
Dated Brent benchmark price (US$/bbl)	$104.51	$80.93	$67.78	$92.78	$71.71
WCS Heavy Differential from WTI (US$/bbl)	$14.62	$14.12	$10.19	$14.37	$11.42
SCO price (US$/bbl)	$101.22	$71.75	$64.69	$86.57	$66.87
Condensate benchmark price (US$/bbl)	$95.59	$71.65	$63.42	$83.69	$66.64
NYMEX benchmark price (US$/MMBtu)	$2.89	$4.96	$3.44	$3.92	$3.55
AECO benchmark price (C$/GJ)	$1.43	$2.36	$1.97	$1.89	$1.94
US/Canadian dollar average exchange rate (US$)	$0.7225	$0.7290	$0.7225	$0.7257	$0.7096
Substantially all of the Company's production is sold based on US dollar benchmark pricing, with crude oil marketed based on WTI and Brent indices, and natural gas marketed using a diversified mix of AECO- and NYMEX-based pricing. The Company’s realized prices are directly impacted by fluctuations in foreign exchange rates, which affect product revenues as Canadian dollar sales prices change relative to the US dollar benchmark prices.
Crude Oil
Crude oil sales contracts in North America are typically based on WTI benchmark pricing. WTI averaged US$82.57 per bbl for the six months ended June 30, 2026, an increase of 22% from US$67.55 per bbl for the six months ended June 30, 2025. WTI averaged US$92.85 per bbl for the second quarter of 2026, an increase of 46% from US$63.71 per bbl for the second quarter of 2025 and an increase of 29% from US$72.17 per bbl for the first quarter of 2026.
Crude oil sales contracts for the Company's International segments are typically based on Brent benchmark pricing, which is representative of international markets and overall global supply and demand. Brent averaged US$92.78 per bbl for the six months ended June 30, 2026, an increase of 29% from US$71.71 per bbl for the six months ended June 30, 2025. Brent averaged US$104.51 per bbl for the second quarter of 2026, an increase of 54% from US$67.78 per bbl for the second quarter of 2025 and an increase of 29% from US$80.93 per bbl for the first quarter of 2026.
The increase in WTI and Brent benchmark pricing for the three and six months ended June 30, 2026 from the comparable periods primarily reflected continued conflict in the Middle East and the resulting global supply disruptions, partially offset by releases of global crude oil inventories in the second quarter of 2026 and weaker demand.

Canadian Natural Resources Limited	7	Three and six months ended June 30, 2026

The WCS Heavy Differential averaged US$14.37 per bbl for the six months ended June 30, 2026, compared with US$11.42 per bbl for the six months ended June 30, 2025. The WCS Heavy Differential averaged US$14.62 per bbl for the second quarter of 2026, compared with US$10.19 per bbl for the second quarter of 2025 and US$14.12 per bbl for the first quarter of 2026. The widening of the WCS Heavy Differential for the three and six months ended June 30, 2026 from the comparable periods in 2025 primarily reflected strong WTI benchmark pricing and increased heavy crude oil availability at the US Gulf Coast, partially offset by a tightening of the sour crude oil market due to Middle East supply disruptions.
The SCO price averaged US$86.57 per bbl for the six months ended June 30, 2026, an increase of 29% from US$66.87 per bbl for the six months ended June 30, 2025. SCO pricing averaged US$101.22 per bbl for the second quarter of 2026, an increase of 56% from US$64.69 per bbl for the second quarter of 2025 and an increase of 41% from US$71.75 per bbl for the first quarter of 2026. The increase in SCO pricing for the three and six months ended June 30, 2026 from the comparable periods primarily reflected higher WTI benchmark pricing and stronger refinery demand amid tighter crude oil and refined product markets due to Middle East supply disruptions. The increase in SCO pricing for the second quarter of 2026 from the first quarter of 2026 also reflected reduced WCSB supply due to weather-related impacts and seasonal maintenance.
Natural Gas
NYMEX benchmark pricing averaged US$3.92 per MMBtu for the six months ended June 30, 2026, an increase of 10% from US$3.55 per MMBtu for the six months ended June 30, 2025. NYMEX benchmark pricing averaged US$2.89 per MMBtu for the second quarter of 2026, a decrease of 16% from US$3.44 per MMBtu for the second quarter of 2025 and a decrease of 42% from US$4.96 per MMBtu for the first quarter of 2026. The increase in NYMEX natural gas pricing for the six months ended June 30, 2026 from the six months ended June 30, 2025 primarily reflected strong LNG demand and exports out of the US Gulf Coast, and weather-related outages in the Eastern US following severe winter storms early in the first quarter of 2026. The decrease in NYMEX natural gas pricing for the second quarter of 2026 from the second quarter of 2025 primarily reflected increased US production and inventory levels, partially offset by stronger LNG exports out of the US Gulf Coast. The decrease in NYMEX natural gas pricing for the second quarter of 2026 from the first quarter of 2026 primarily reflected seasonal demand factors and reduced LNG exports due to planned maintenance activities in the US Gulf Coast, combined with increased US production and inventory levels.
AECO benchmark pricing averaged $1.89 per GJ for the six months ended June 30, 2026, comparable with $1.94 per GJ for the six months ended June 30, 2025. AECO benchmark pricing averaged $1.43 per GJ for the second quarter of 2026, a decrease of 27% from $1.97 per GJ for the second quarter of 2025 and a decrease of 39% from $2.36 per GJ for the first quarter of 2026. The decrease in AECO natural gas pricing for the second quarter of 2026 from the second quarter of 2025 primarily reflected lower NYMEX benchmark pricing and reduced exports out of the WCSB. The decrease in AECO natural gas pricing for the second quarter of 2026 from the first quarter of 2026 primarily reflected lower NYMEX benchmark pricing, and seasonal demand factors.

Canadian Natural Resources Limited	8	Three and six months ended June 30, 2026

DAILY PRODUCTION, before royalties

	Three Months Ended			Six Months Ended
	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	613,745	603,265	545,811	608,534	553,482
North America – Oil Sands Mining and Upgrading (1)	624,754	587,946	463,808	606,452	529,099
International – Exploration and Production
North Sea	6,589	4,829	7,761	5,714	9,623
Offshore Africa	3,801	2,039	1,769	2,925	3,845
Total International (2)	10,390	6,868	9,530	8,639	13,468
Total Crude oil and NGLs	1,248,889	1,198,079	1,019,149	1,223,625	1,096,049
Natural gas (MMcf/d) (3)
North America	2,563	2,668	2,398	2,616	2,417
International
North Sea	2	2	3	2	4
Offshore Africa	2	—	6	1	8
Total International	4	2	9	3	12
Total Natural gas	2,567	2,670	2,407	2,619	2,429
Total Barrels of oil equivalent (BOE/d)	1,676,754	1,643,160	1,420,358	1,660,050	1,500,905
Product mix
Light and medium crude oil and NGLs	13%	12%	11%	13%	10%
Pelican Lake heavy crude oil	3%	2%	3%	2%	3%
Primary heavy crude oil	5%	6%	6%	6%	6%
Thermal bitumen	16%	17%	19%	17%	19%
Synthetic crude oil (1)	37%	36%	33%	37%	35%
Natural gas	26%	27%	28%	25%	27%
Percentage of product sales (1) (4) (5)
Crude oil and NGLs	97%	92%	93%	95%	93%
Natural gas	3%	8%	7%	5%	7%
(1)SCO production before royalties excludes SCO consumed internally as diesel.
(2)"International" includes North Sea and Offshore Africa Exploration and Production segments in all instances used in this MD&A.
(3)Natural gas production volumes approximate sales volumes.
(4)Net of blending and feedstock costs and excluding risk management activities.
(5)Excluding Midstream and Refining revenue.

Canadian Natural Resources Limited	9	Three and six months ended June 30, 2026

DAILY PRODUCTION, net of royalties

	Three Months Ended			Six Months Ended
	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	496,377	497,369	472,329	496,870	463,865
North America – Oil Sands Mining and Upgrading (1)	515,113	490,850	397,052	503,049	438,410
International – Exploration and Production
North Sea	6,579	4,825	7,746	5,707	9,609
Offshore Africa	3,626	2,039	1,692	2,837	3,678
Total International	10,205	6,864	9,438	8,544	13,287
Total Crude oil and NGLs	1,021,695	995,083	878,819	1,008,463	915,562
Natural gas (MMcf/d)
North America	2,476	2,544	2,325	2,510	2,336
International
North Sea	2	2	3	2	4
Offshore Africa	2	—	6	1	8
Total International	4	2	9	3	12
Total Natural gas	2,480	2,546	2,334	2,513	2,348
Total Barrels of oil equivalent (BOE/d)	1,435,078	1,419,481	1,267,787	1,427,323	1,306,945
(1)SCO production net of royalties excludes SCO consumed internally as diesel.
The Company's business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, thermal bitumen, SCO, and natural gas.
Crude oil and NGLs production before royalties for the six months ended June 30, 2026 averaged 1,223,625 bbl/d, an increase of 12% from 1,096,049 bbl/d for the six months ended June 30, 2025. The Company achieved record quarterly crude oil and NGLs production before royalties during the second quarter of 2026 of 1,248,889 bbl/d, an increase of 23% from 1,019,149 bbl/d for the second quarter of 2025 and an increase of 4% from 1,198,079 bbl/d for the first quarter of 2026. The increase in crude oil and NGLs production before royalties for the three and six months ended June 30, 2026 from the comparable periods in 2025 primarily reflected high utilization in the Oil Sands Mining and Upgrading segment, the AOSP asset swap completed in the fourth quarter of 2025, and the impact of the turnaround at Scotford in the second quarter of 2025. The increase also reflected strong production in the North America Exploration and Production segment resulting from acquisitions completed in 2025 and 2026, and strong drilling results. The increase in crude oil and NGLs production before royalties for the second quarter of 2026 from the first quarter of 2026 primarily reflected high utilization in the Oil Sands Mining and Upgrading segment, and acquisitions completed in 2026 in the North America Exploration and Production segment.
Annual crude oil and NGLs production before royalties for 2026 is now targeted to average between 1,204,000 bbl/d and 1,243,000 bbl/d. Production targets constitute forward-looking statements. Refer to the 'Advisory' section of this MD&A for further details on forward-looking statements.
Natural gas production before royalties for the six months ended June 30, 2026 averaged 2,619 MMcf/d, an increase of 8% from 2,429 MMcf/d for the six months ended June 30, 2025. Natural gas production before royalties for the second quarter of 2026 averaged 2,567 MMcf/d, an increase of 7% from 2,407 MMcf/d for the second quarter of 2025 and a decrease of 4% from 2,670 MMcf/d for the first quarter of 2026. The increase in natural gas production before royalties for the three and six months ended June 30, 2026 from the comparable periods in 2025 primarily reflected production associated with the light crude oil and liquids-rich natural gas acquisitions completed in 2025 and 2026, partially offset by natural field declines. The decrease in natural gas production before royalties for the second quarter of 2026 from the first quarter of 2026 primarily reflected planned maintenance activities and natural field declines, partially offset by the acquisitions completed in the first and second quarters of 2026.
Annual natural gas production before royalties for 2026 is now targeted to average between 2,595 MMcf/d and 2,635 MMcf/d. Production targets constitute forward-looking statements. Refer to the 'Advisory' section of this MD&A for further details on forward‑looking statements.

Canadian Natural Resources Limited	10	Three and six months ended June 30, 2026

North America – Exploration and Production
North America crude oil and NGLs production before royalties for the six months ended June 30, 2026 averaged 608,534 bbl/d, an increase of 10% from 553,482 bbl/d for the six months ended June 30, 2025. The Company achieved record quarterly North America crude oil and NGLs production before royalties during the second quarter of 2026 of 613,745 bbl/d, an increase of 12% from 545,811 bbl/d for the second quarter of 2025 and comparable with 603,265 bbl/d for the first quarter of 2026. The increase in North America crude oil and NGLs production before royalties for the three and six months ended June 30, 2026 from the comparable periods in 2025 primarily reflected the acquisitions completed in 2025 and 2026, and strong drilling results.
The Company's thermal in situ assets continued to demonstrate long life low decline production before royalties, averaging 275,607 bbl/d for the second quarter of 2026, comparable with 274,789 bbl/d for the second quarter of 2025 and 274,674 bbl/d for the first quarter of 2026. Changes in thermal in situ production for the second quarter of 2026 from the comparable periods primarily reflected strong production from thermal pad additions at Pike, offset by the cyclical nature of Primrose, and the impact of planned maintenance activities at Jackfish in the second quarter of 2026.
Pelican Lake heavy crude oil production before royalties for the second quarter of 2026 averaged 44,053 bbl/d, comparable with 43,078 bbl/d for the second quarter of 2025 and an increase of 9% from 40,548 bbl/d for the first quarter of 2026 reflecting Pelican Lake's long life low decline production, and strong results at Driftwood.
North America natural gas production before royalties for the six months ended June 30, 2026 averaged 2,616 MMcf/d, an increase of 8% from 2,417 MMcf/d for the six months ended June 30, 2025. Natural gas production before royalties averaged 2,563 MMcf/d for the second quarter of 2026, an increase of 7% from 2,398 MMcf/d for the second quarter of 2025 and a decrease of 4% from 2,668 MMcf/d for the first quarter of 2026. The increase in natural gas production before royalties for the three and six months ended June 30, 2026 from the comparable periods in 2025 primarily reflected production associated with the light crude oil and liquids-rich natural gas acquisitions completed in 2025 and 2026, partially offset by natural field declines. The decrease in natural gas production before royalties for the second quarter of 2026 from the first quarter of 2026 primarily reflected planned maintenance activities and natural field declines, partially offset by the acquisitions completed in the first and second quarters of 2026.
North America – Oil Sands Mining and Upgrading
SCO production before royalties for the six months ended June 30, 2026 averaged 606,452 bbl/d, an increase of 15% from 529,099 bbl/d for the six months ended June 30, 2025. The Company achieved record quarterly SCO production before royalties during the second quarter of 2026 of 624,754 bbl/d, an increase of 35% from 463,808 bbl/d for the second quarter of 2025 and an increase of 6% from 587,946 bbl/d for the first quarter of 2026. The increase in SCO production before royalties for the three and six months ended June 30, 2026 from the comparable periods in 2025 primarily reflected high utilization, the AOSP asset swap completed in the fourth quarter of 2025, and the impact of the turnaround at Scotford in the second quarter of 2025. The increase in SCO production before royalties for the second quarter of 2026 from the first quarter of 2026 primarily reflected high utilization during the second quarter.
International – Exploration and Production
International crude oil and NGLs production before royalties for the six months ended June 30, 2026 averaged 8,639 bbl/d, a decrease of 36% from 13,468 bbl/d for the six months ended June 30, 2025. International crude oil and NGLs production before royalties for the second quarter of 2026 averaged 10,390 bbl/d, an increase of 9% from 9,530 bbl/d for the second quarter of 2025 and an increase of 51% from 6,868 bbl/d for the first quarter of 2026. The decrease in International crude oil and NGLs production before royalties for the six months ended June 30, 2026 from the six months ended June 30, 2025 primarily reflected planned North Sea abandonments conducted as part of the previously announced decommissioning plans. The increase in crude oil and NGLs production before royalties for the second quarter of 2026 from the second quarter of 2025 primarily reflected the completion of planned maintenance on the FPSO at Baobab, which was returned to service in June 2026. The increase in crude oil and NGLs production before royalties for the second quarter of 2026 from the first quarter of 2026 primarily reflected the completion of maintenance activities on the FPSO at Baobab, and in the North Sea.

Canadian Natural Resources Limited	11	Three and six months ended June 30, 2026

OPERATING HIGHLIGHTS – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Crude oil and NGLs ($/bbl) (1)
Realized price (2)	$105.11	$76.02	$69.58	$90.77	$74.82
Transportation (3)	7.14	7.05	7.65	7.09	7.01
Realized price, net of transportation (2)	97.97	68.97	61.93	83.68	67.81
Royalties (4)	19.79	13.41	9.20	16.65	11.83
Production expense (5)	14.99	13.54	14.03	14.28	14.90
Netback (2)	$63.19	$42.02	$38.70	$52.75	$41.08
Natural gas ($/Mcf) (1)
Realized price (6)	$2.05	$3.32	$2.58	$2.69	$2.86
Transportation (3)	0.60	0.58	0.59	0.59	0.61
Realized price, net of transportation	1.45	2.74	1.99	2.10	2.25
Royalties (4)	0.07	0.15	0.08	0.11	0.10
Production expense (5)	1.28	1.24	1.11	1.26	1.15
Netback (7)	$0.10	$1.35	$0.80	$0.73	$1.00
Barrels of oil equivalent ($/BOE) (1)
Realized price (2)	$68.17	$52.88	$47.17	$60.54	$51.11
Transportation (3)	5.70	5.54	5.94	5.62	5.63
Realized price, net of transportation (2)	62.47	47.34	41.23	54.92	45.48
Royalties (4)	12.02	8.23	5.58	10.13	7.19
Production expense (5)	12.00	10.96	10.95	11.48	11.60
Netback (2)	$38.45	$28.15	$24.70	$33.31	$26.69
(1)For crude oil and NGLs and BOE sales volumes, refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A. For natural gas sales volumes, refer to the 'Daily Production, before royalties' section of this MD&A.
(2)Non-GAAP Ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A.
(3)Calculated as transportation expense divided by respective sales volumes.
(4)Calculated as royalties divided by respective sales volumes.
(5)Calculated as production expense divided by respective sales volumes.
(6)Calculated as natural gas sales divided by natural gas sales volumes.
(7)Natural gas netbacks exclude NGLs netbacks derived from the Company's liquids-rich natural gas plays.

Canadian Natural Resources Limited	12	Three and six months ended June 30, 2026

REALIZED PRODUCT PRICES – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Crude oil and NGLs ($/bbl) (1)
North America (2)	$104.77	$75.91	$69.30	$90.48	$73.95
International average (3)	$126.82	$91.81	$91.00	$115.84	$103.58
North Sea (3)	$122.97	$91.81	$90.63	$111.52	$102.41
Offshore Africa (3)	$141.00	$—	$95.92	$141.00	$105.85
Crude oil and NGLs average (2)	$105.11	$76.02	$69.58	$90.77	$74.82
Natural gas ($/Mcf) (1) (3)
North America	$2.03	$3.32	$2.54	$2.68	$2.80
International average	$13.62	$11.26	$11.71	$12.82	$13.40
North Sea	$13.29	$11.26	$10.00	$12.32	$13.86
Offshore Africa	$14.02	$—	$12.47	$14.02	$13.20
Natural gas average	$2.05	$3.32	$2.58	$2.69	$2.86
Average ($/BOE) (1) (2)	$68.17	$52.88	$47.17	$60.54	$51.11
(1)For crude oil and NGLs and BOE sales volumes, refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A. For natural gas sales volumes, refer to the 'Daily Production, before royalties' section of this MD&A.
(2)Non-GAAP Ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A.
(3)Calculated as crude oil and NGLs sales, and natural gas sales divided by respective sales volumes.
North America
North America realized crude oil and NGLs prices increased 22% to average $90.48 per bbl for the six months ended June 30, 2026 from $73.95 per bbl for the six months ended June 30, 2025. North America realized crude oil and NGLs prices averaged $104.77 per bbl for the second quarter of 2026, an increase of 51% from $69.30 per bbl for the second quarter of 2025 and an increase of 38% from $75.91 per bbl for the first quarter of 2026. The increase in North America realized crude oil and NGLs prices per bbl for the three and six months ended June 30, 2026 from the comparable periods primarily reflected higher WTI benchmark pricing. Realized crude oil and NGLs pricing is also directly impacted by fluctuations in foreign exchange rates as sales prices are primarily denominated with reference to US dollar benchmarks. The Company continues to focus on its crude oil blending and marketing strategy and in the second quarter of 2026 contributed approximately 239,000 bbl/d of heavy crude oil blends to the WCS stream.
North America realized natural gas prices decreased 4% to average $2.68 per Mcf for the six months ended June 30, 2026 from $2.80 per Mcf for the six months ended June 30, 2025. North America realized natural gas prices decreased 20% to average $2.03 per Mcf for the second quarter of 2026 from $2.54 per Mcf for the second quarter of 2025 and decreased 39% from $3.32 per Mcf for the first quarter of 2026. The decrease in North America realized natural gas prices per Mcf for the three and six months ended June 30, 2026 from the comparable periods primarily reflected lower AECO benchmark pricing. The decrease for the second quarter of 2026 from the comparable periods also reflected lower export pricing.
The prices received in the North America Exploration and Production segment by product type were as follows:

	Three Months Ended
(Quarterly average)	Jun 30 2026	Mar 31 2026	Jun 30 2025
Wellhead Price (1)
Light and medium crude oil and NGLs ($/bbl)	$95.30	$73.85	$63.96
Pelican Lake heavy crude oil ($/bbl)	$108.92	$78.70	$73.94
Primary heavy crude oil ($/bbl)	$109.09	$76.54	$72.88
Thermal bitumen ($/bbl)	$109.76	$76.72	$70.13
Natural gas ($/Mcf)	$2.03	$3.32	$2.54
(1)Amounts expressed on a per unit basis are based on sales volumes of the respective product type.

Canadian Natural Resources Limited	13	Three and six months ended June 30, 2026

International
International realized crude oil and NGLs prices increased 12% to average $115.84 per bbl for the six months ended June 30, 2026 from $103.58 per bbl for the six months ended June 30, 2025. International realized crude oil and NGLs prices increased 39% to average $126.82 per bbl for the second quarter of 2026 from $91.00 per bbl for the second quarter of 2025 and increased 38% from $91.81 per bbl for the first quarter of 2026. Realized crude oil and NGLs prices per bbl in any particular period are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, prevailing Brent benchmark prices and foreign exchange rates at the time of lifting.
ROYALTIES – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Crude oil and NGLs ($/bbl) (1)
North America	$20.07	$13.51	$9.31	$16.82	$12.14
International average	$1.52	$0.08	$0.45	$1.07	$1.65
North Sea	$0.17	$0.08	$0.17	$0.14	$0.15
Offshore Africa	$6.47	$—	$4.19	$6.47	$4.59
Crude oil and NGLs average	$19.79	$13.41	$9.20	$16.65	$11.83
Natural gas ($/Mcf) (1)
North America	$0.07	$0.15	$0.08	$0.11	$0.09
Offshore Africa	$0.64	$—	$0.57	$0.64	$0.61
Natural gas average	$0.07	$0.15	$0.08	$0.11	$0.10
Average ($/BOE) (1)	$12.02	$8.23	$5.58	$10.13	$7.19
(1)Calculated as royalties divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A. For natural gas sales volumes, refer to the 'Daily Production, before royalties' section of this MD&A.
North America
North America crude oil and NGLs and natural gas royalties for the three and six months ended June 30, 2026 and the comparable periods reflected movements in benchmark commodity prices, fluctuations in the WCS Heavy Differential and the impact of sliding scale royalty rates.
Crude oil and NGLs royalty rates(1) averaged approximately 19% of product sales for the six months ended June 30, 2026 compared with 16% of product sales for the six months ended June 30, 2025. Crude oil and NGLs royalty rates averaged approximately 19% of product sales for the second quarter of 2026 compared with 13% for the second quarter of 2025 and 18% for the first quarter of 2026. The increase in royalty rates for the three and six months ended June 30, 2026 from the comparable periods primarily reflected higher benchmark pricing.
Natural gas royalty rates averaged approximately 4% of product sales for the six months ended June 30, 2026 compared with 3% of product sales for the six months ended June 30, 2025. Natural gas royalty rates averaged approximately 3% of product sales for the second quarter of 2026 compared with 3% for the second quarter of 2025 and 5% for the first quarter of 2026. The fluctuations in royalty rates for the three and six months ended June 30, 2026 from comparable periods primarily reflected prevailing benchmark pricing.
Offshore Africa
Under the terms of the various Production Sharing Contracts, royalty rates fluctuate based on realized commodity pricing, capital expenditures and production expenses, the status of payouts, and the timing of liftings from each field.
Royalty rates as a percentage of product sales averaged approximately 5% for the six months ended June 30, 2026 compared with 4% of product sales for the six months ended June 30, 2025. Royalty rates as a percentage of product sales averaged approximately 5% for the second quarter of 2026 compared with 5% of product sales for the second quarter of 2025. There was no royalty expense recognized in the first quarter of 2026 due to the absence of product sales. Royalty rates as a percentage of product sales reflected the timing of liftings, and the status of payout in the various fields.
(1)Non-GAAP Ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A.

Canadian Natural Resources Limited	14	Three and six months ended June 30, 2026

PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Crude oil and NGLs ($/bbl) (1)
North America	$13.05	$13.03	$11.89	$13.04	$12.28
International average	$141.98	$85.18	$175.70	$124.16	$101.16
North Sea	$140.05	$85.18	$186.50	$119.88	$138.54
Offshore Africa	$149.08	$—	$29.38	$149.08	$28.31
Crude oil and NGLs average	$14.99	$13.54	$14.03	$14.28	$14.90
Natural gas ($/Mcf) (1)
North America	$1.25	$1.23	$1.07	$1.24	$1.11
International average	$16.93	$7.60	$12.20	$13.78	$9.37
North Sea	$12.44	$7.60	$12.78	$10.12	$11.42
Offshore Africa	$22.46	$—	$11.94	$22.46	$8.51
Natural gas average	$1.28	$1.24	$1.11	$1.26	$1.15
Average ($/BOE) (1)	$12.00	$10.96	$10.95	$11.48	$11.60
(1)Calculated as production expense divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A. For natural gas sales volumes, refer to the 'Daily Production, before royalties' section of this MD&A.
North America
North America crude oil and NGLs production expense for the six months ended June 30, 2026 averaged $13.04 per bbl, an increase of 6% from $12.28 per bbl for the six months ended June 30, 2025. North America crude oil and NGLs production expense for the second quarter of 2026 averaged $13.05 per bbl, an increase of 10% from $11.89 per bbl for the second quarter of 2025 and comparable with $13.03 per bbl for the first quarter of 2026. The increase in crude oil and NGLs production expense per bbl for the three and six months ended June 30, 2026 from the comparable periods in 2025 primarily reflected higher NGL processing costs resulting from acquisitions completed in the second half of 2025.
North America natural gas production expense for the six months ended June 30, 2026 averaged $1.24 per Mcf, an increase of 12% from $1.11 per Mcf for the six months ended June 30, 2025. North America natural gas production expense for the second quarter of 2026 of $1.25 per Mcf increased 17% from $1.07 per Mcf for the second quarter of 2025 and was comparable with $1.23 per Mcf for the first quarter of 2026. The increase in natural gas production expense per Mcf for the three and six months ended June 30, 2026 from the comparable periods in 2025 primarily reflected higher energy and service costs.
International
International crude oil and NGLs production expense for the six months ended June 30, 2026 averaged $124.16 per bbl, an increase of 23% from $101.16 per bbl for the six months ended June 30, 2025. International crude oil and NGLs production expense for the second quarter of 2026 of $141.98 per bbl decreased 19% from $175.70 per bbl for the second quarter of 2025 and increased 67% from $85.18 per bbl for the first quarter of 2026. The fluctuations in crude oil and NGLs production expense per bbl for the three and six months ended June 30, 2026 from the comparable periods reflected the timing of liftings from various fields that have different cost structures, the impact of foreign exchange, and lower production volumes in the North Sea as the Company continues to execute its previously announced decommissioning plans.

Canadian Natural Resources Limited	15	Three and six months ended June 30, 2026

DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
North America	$1,135	$1,131	$1,085	$2,266	$2,177
North Sea	6	6	33	12	73
Offshore Africa	12	14	13	26	72
Depletion, depreciation and amortization	$1,153	$1,151	$1,131	$2,304	$2,322
$/BOE (1)	$12.09	$12.12	$12.94	$12.10	$13.11
(1)Calculated as depletion, depreciation and amortization expense divided by sales volumes. For sales volumes, refer to the 'Non‑GAAP and Other Financial Measures' section of this MD&A.
Depletion, depreciation and amortization expense for the six months ended June 30, 2026 averaged $12.10 per BOE, a decrease of 8% from $13.11 per BOE for the six months ended June 30, 2025. Depletion, depreciation and amortization expense for the second quarter of 2026 averaged $12.09 per BOE, a decrease of 7% from $12.94 per BOE for the second quarter of 2025 and comparable with $12.12 per BOE for the first quarter of 2026. The decrease in depletion, depreciation and amortization expense per BOE for the three and six months ended June 30, 2026 from the comparable periods in 2025 primarily reflected higher sales volumes in 2026, combined with changes in North America depletion rates due to changes in reserve estimates at December 31, 2025, and the impact of the Company's international decommissioning activities, partially offset by a higher depletable base following acquisitions completed in 2025 and 2026.
ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
North America	$54	$55	$53	$109	$106
North Sea	21	20	14	41	28
Offshore Africa	1	2	2	3	4
Asset retirement obligation accretion	$76	$77	$69	$153	$138
$/BOE (1)	$0.80	$0.80	$0.79	$0.80	$0.78
(1)Calculated as asset retirement obligation accretion divided by sales volumes. For sales volumes, refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time. Asset retirement obligation accretion expense for the six months ended June 30, 2026 averaged $0.80 per BOE, an increase of 3% from $0.78 per BOE for the six months ended June 30, 2025. Asset retirement obligation accretion expense for the second quarter of 2026 averaged $0.80 per BOE, comparable with $0.79 per BOE for the second quarter of 2025 and $0.80 per BOE for the first quarter of 2026. The increase in asset retirement obligation accretion expense per BOE for the six months ended June 30, 2026 from the six months ended June 30, 2025 primarily reflected the impact of revisions in cost and timing estimates in the North Sea in the second half of 2025, partially offset by higher sales volumes in 2026.

Canadian Natural Resources Limited	16	Three and six months ended June 30, 2026

OPERATING HIGHLIGHTS – OIL SANDS MINING AND UPGRADING
The Company continues to focus on safe, reliable, and efficient operations, leveraging its technical expertise across the Horizon and AOSP sites, achieving record quarterly SCO production of 624,754 bbl/d during the second quarter of 2026.
REALIZED PRODUCT PRICES, ROYALTIES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($/bbl)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Realized SCO sales price (1)	$125.78	$89.68	$87.22	$108.26	$91.88
Bitumen value for royalty purposes (2)	$92.72	$66.45	$64.57	$80.17	$69.61
Bitumen royalties (3)	$23.38	$15.20	$11.59	$19.41	$15.32
Transportation (4)	$2.57	$2.60	$3.73	$2.58	$3.44
(1)Non-GAAP Ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A.
(2)Calculated as the quarterly average of the bitumen methodology price.
(3)Calculated as royalties divided by sales volumes.
(4)Calculated as transportation expense divided by sales volumes.
The realized SCO sales price averaged $108.26 per bbl for the six months ended June 30, 2026, an increase of 18% from $91.88 per bbl for the six months ended June 30, 2025. The realized SCO sales price averaged $125.78 per bbl for the second quarter of 2026, an increase of 44% from $87.22 per bbl for the second quarter of 2025 and an increase of 40% from $89.68 per bbl for the first quarter of 2026. The increase in realized SCO sales price per bbl for the three and six months ended June 30, 2026 from the comparable periods in 2025 primarily reflected higher WTI benchmark pricing, partially offset by changes in the product sales mix between periods. The increase in realized SCO sales price per bbl for the second quarter of 2026 from the first quarter of 2026 primarily reflected higher WTI benchmark pricing, combined with a strong SCO premium over WTI.
The fluctuations in bitumen royalties per bbl in any particular period reflect prevailing bitumen value for royalty purposes, and the impact of sliding scale royalty rates. The increase in bitumen royalties per bbl for the three and six months ended June 30, 2026 from the comparable periods primarily reflected the increase in average bitumen value for royalty purposes.
Transportation expense averaged $2.58 per bbl for the six months ended June 30, 2026, a decrease of 25% from $3.44 per bbl for the six months ended June 30, 2025. Transportation expense averaged $2.57 per bbl for the second quarter of 2026, a decrease of 31% from $3.73 per bbl for the second quarter of 2025 and comparable with $2.60 per bbl for the first quarter of 2026. The decrease in transportation expense per bbl for the three and six months ended June 30, 2026 from the comparable periods in 2025 primarily reflected lower transportation expense following the recognition of the Corridor pipeline as a lease asset following the AOSP asset swap in the fourth quarter of 2025.
PRODUCTION EXPENSE – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Production expense, excluding natural gas costs	$1,221	$1,214	$1,085	$2,435	$2,220
Natural gas costs	38	55	35	93	85
Production expense	$1,259	$1,269	$1,120	$2,528	$2,305

	Three Months Ended			Six Months Ended
($/bbl)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Production expense, excluding natural gas costs (1)	$21.52	$22.70	$25.71	$22.10	$23.03
Natural gas costs (2)	0.67	1.03	0.82	0.84	0.88
Production expense (3)	$22.19	$23.73	$26.53	$22.94	$23.91
Sales volumes (bbl/d)	623,486	594,042	463,586	608,845	532,434
(1)Calculated as production expense, excluding natural gas costs, divided by sales volumes.
(2)Calculated as natural gas costs divided by sales volumes.
(3)Calculated as production expense divided by sales volumes.

Canadian Natural Resources Limited	17	Three and six months ended June 30, 2026

Production expense for the six months ended June 30, 2026 averaged $22.94 per bbl, a decrease of 4% from $23.91 per bbl for the six months ended June 30, 2025. Production expense for the second quarter of 2026 averaged $22.19 per bbl, a decrease of 16% from $26.53 per bbl for the second quarter of 2025 and a decrease of 6% from $23.73 per bbl for the first quarter of 2026. The decrease in production expense per bbl for the six months ended June 30, 2026 from the six months ended June 30, 2025 primarily reflected higher sales volumes in 2026, partially offset by higher energy costs, including diesel costs, and unplanned maintenance activities in the first quarter of 2026. The decrease in production expense per bbl for the second quarter of 2026 from the second quarter of 2025 primarily reflected higher sales volumes in 2026, partially offset by higher energy costs, including diesel costs. The decrease in production expense per bbl for the second quarter of 2026 from the first quarter of 2026 primarily reflected higher sales volumes in the second quarter.
DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($ millions, except per bbl amounts)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Depletion, depreciation and amortization	$744	$722	$630	$1,466	$1,305
$/bbl (1)	$13.11	$13.50	$14.96	$13.30	$13.55
(1)Calculated as depletion, depreciation and amortization expense divided by sales volumes.
Depletion, depreciation and amortization expense for the six months ended June 30, 2026 averaged $13.30 per bbl, comparable with $13.55 per bbl for the six months ended June 30, 2025. Depletion, depreciation and amortization expense for the second quarter of 2026 of $13.11 per bbl decreased 12% from $14.96 per bbl for the second quarter of 2025 and decreased 3% from $13.50 per bbl for the first quarter of 2026. The decrease in depletion, depreciation and amortization expense per bbl for the second quarter of 2026 from the second quarter of 2025 primarily reflected the impact of higher sales volumes in 2026, partially offset by a higher depletable base due to the gain recognized on the AOSP mine assets and the recognition of the Corridor pipeline as a lease asset, both arising from the AOSP asset swap in the fourth quarter of 2025. The decrease in depletion, depreciation and amortization expense per bbl for the second quarter of 2026 from the first quarter of 2026 primarily reflected the impact of higher sales volumes in the second quarter.
ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($ millions, except per bbl amounts)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Asset retirement obligation accretion	$22	$21	$21	$43	$43
$/bbl (1)	$0.38	$0.40	$0.51	$0.39	$0.45
(1)Calculated as asset retirement obligation accretion divided by sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time. Asset retirement obligation accretion expense for the six months ended June 30, 2026 of $0.39 per bbl decreased 13% from $0.45 per bbl for the six months ended June 30, 2025. Asset retirement obligation accretion expense for the second quarter of 2026 of $0.38 per bbl decreased 25% from $0.51 per bbl for the second quarter of 2025 and decreased 5% from $0.40 per bbl for the first quarter of 2026. The decrease in asset retirement obligation accretion expense per bbl for the three and six months ended June 30, 2026 from the comparable periods primarily reflected the impact of higher sales volumes.

Canadian Natural Resources Limited	18	Three and six months ended June 30, 2026

MIDSTREAM AND REFINING

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Product sales
Midstream activities	$23	$23	$22	$46	$44
NWRP, refined product sales and other	346	277	137	623	358
Segmented revenue	369	300	159	669	402
Less:
NWRP, refining toll	85	57	61	142	129
Midstream activities	8	6	5	14	10
Production expense	93	63	66	156	139
NWRP, feedstock costs	241	170	105	411	277
Transportation expense	4	4	31	8	35
Depreciation	5	4	4	9	8
Segmented earnings (loss)	$26	$59	$(47)	$85	$(57)
The Company's Midstream and Refining assets consist of two crude oil pipeline systems, a 50% working interest in an 84‑megawatt cogeneration plant at Primrose, and the Company's 50% equity investment in North West Redwater Partnership ("NWRP").
NWRP operates a bitumen upgrader and refinery with an output capacity of approximately 80,000 bbl/d. The refinery's processing design capacity is approximately 50,000 bbl/d of bitumen feedstock, including 12,500 bbl/d of bitumen feedstock for the Company (25% toll payer) and 37,500 bbl/d of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC") (75% toll payer), an agent of the Government of Alberta. Bitumen feedstock throughput can exceed design capacity when asset reliability and operational performance support higher processing rates. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058. Sales of diesel and other refined products and associated refining tolls are recognized in the Midstream and Refining segment. For the second quarter of 2026, production of ultra-low sulphur diesel and other refined products averaged 92,748 BOE/d (23,187 BOE/d to the Company) (three months ended March 31, 2026 – 94,351 BOE/d; 23,588 BOE/d to the Company; three months ended June 30, 2025 – 60,549 BOE/d; 15,137 BOE/d to the Company), reflecting the 25% toll payer commitment.
As at June 30, 2026, the Company's cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $405 million (December 31, 2025 – $496 million). For the three months ended June 30, 2026, the Company's recovery of its share of unrecognized equity losses was $66 million (three months ended March 31, 2026 – recovery of unrecognized equity losses of $25 million; three months ended June 30, 2025 – recovery of unrecognized equity losses of $24 million; six months ended June 30, 2026 – recovery of unrecognized equity losses of $91 million; six months ended June 30, 2025 – recovery of unrecognized equity losses of $5 million).

Canadian Natural Resources Limited	19	Three and six months ended June 30, 2026

ADMINISTRATION EXPENSE

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Administration expense	$159	$154	$151	$313	$303
$/BOE (1)	$1.04	$1.04	$1.17	$1.04	$1.11
Sales volumes (BOE/d) (2)	1,672,106	1,649,558	1,423,321	1,660,894	1,510,917
(1)Calculated as administration expense divided by sales volumes.
(2)Total Company sales volumes.
Administration expense for the six months ended June 30, 2026 of $1.04 per BOE decreased 6% from $1.11 per BOE for the six months ended June 30, 2025. Administration expense for the second quarter of 2026 of $1.04 per BOE decreased 11% from $1.17 per BOE for the second quarter of 2025 and was comparable with $1.04 per BOE for the first quarter of 2026. The decrease in administration expense per BOE for the six months ended June 30, 2026 from the six months ended June 30, 2025 primarily reflected higher sales volumes, partially offset by higher corporate costs and lower overhead recoveries. The decrease in administration expense per BOE for the second quarter of 2026 from the second quarter of 2025 primarily reflected higher sales volumes.
SHARE-BASED COMPENSATION

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Share-based compensation (recovery) expense	$(196)	$644	$8	$448	$34
The Company's Stock Option Plan provides employees with the right to receive common shares or a cash payment in exchange for stock options surrendered. The Performance Share Unit ("PSU") Plan provides certain executive employees of the Company with the right to receive a cash payment; the amount of which is determined with reference to the value of the Company's shares, by individual employee performance, and the extent to which certain other performance measures are met.
The Company recognized $448 million of share-based compensation expense for the six months ended June 30, 2026 primarily as a result of changes in the Company's share price, the measurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, and the impact of vested stock options exercised or surrendered during the period.

Canadian Natural Resources Limited	20	Three and six months ended June 30, 2026

INTEREST AND OTHER FINANCING EXPENSE

	Three Months Ended			Six Months Ended
($ millions, except effective interest rate)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Interest and other financing expense	$238	$318	$238	$556	$496
Less: Interest (income) and other expense (1)	(20)	64	(7)	44	(13)
Interest expense on long-term debt and lease liabilities (1)	$258	$254	$245	$512	$509

Average current and long-term debt (2)	$17,500	$17,445	$17,552	$17,473	$18,349
Average lease liabilities (2)	3,037	3,077	1,382	3,057	1,402
Average long-term debt and lease liabilities (2)	$20,537	$20,522	$18,934	$20,530	$19,751
Average effective interest rate (3) (4)	4.9%	4.9%	5.1%	4.9%	5.1%

Interest and other financing expense ($/BOE) (5)	$1.57	$2.14	$1.84	$1.85	$1.81
Sales volumes (BOE/d) (6)	1,672,106	1,649,558	1,423,321	1,660,894	1,510,917
(1)Item is a component of interest and other financing expense.
(2)The average of current and long-term debt and lease liabilities outstanding during the respective period.
(3)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance.
(4)Calculated as the average interest expense on long-term debt and lease liabilities divided by the average long-term debt and lease liabilities balance. The Company presents its average effective interest rate for financial statement users to evaluate the Company’s average cost of debt borrowings.
(5)Calculated as interest and other financing expense divided by sales volumes.
(6)Total Company sales volumes.
Interest and other financing expense for the six months ended June 30, 2026 averaged $1.85 per BOE, comparable with $1.81 per BOE for the six months ended June 30, 2025. Interest and other financing expense for the second quarter of 2026 decreased 15% to $1.57 per BOE from $1.84 per BOE for the second quarter of 2025 and decreased 27% from $2.14 per BOE for the first quarter of 2026. The decrease in interest and other financing expense per BOE for the second quarter of 2026 from the second quarter of 2025 primarily reflected higher sales volumes in 2026, partially offset by higher average lease liabilities following the recognition of the Corridor pipeline in the fourth quarter of 2025. The decrease in interest and other financing expense per BOE for the second quarter of 2026 from the first quarter of 2026 primarily reflected the impact of accrued interest in the North Sea in the first quarter, combined with higher sales volumes in the second quarter.
The Company's average effective interest rate for the three and six months ended June 30, 2026 averaged 4.9%, a decrease from 5.1% for the comparable periods in 2025, reflecting interest rates on the medium-term note issuances in December 2025, combined with a lower effective interest rate on higher average lease liabilities.

Canadian Natural Resources Limited	21	Three and six months ended June 30, 2026

RISK MANAGEMENT ACTIVITIES
The Company utilizes various derivative financial instruments to manage its commodity price, interest rate, and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Foreign currency forward contracts	$49	$43	$(115)	$92	$(135)
Foreign currency put options	—	—	27	—	23
Natural gas financial contracts (1) (2)	3	2	(1)	5	(4)
Net realized loss (gain)	52	45	(89)	97	(116)
Foreign currency forward contracts	(4)	1	(19)	(3)	(5)
Foreign currency put options	—	—	2	—	—
Natural gas financial contracts (1) (2)	(2)	3	13	1	4
Natural gas embedded derivative (3)	(2)	312	(11)	310	(11)
Net unrealized (gain) loss	(8)	316	(15)	308	(12)
Net loss (gain)	$44	$361	$(104)	$405	$(128)
(1)In the third quarter of 2025, the Company entered into fixed price financial contracts to buy 25,000 MMBtu/d of natural gas at US$2.16 AECO for the period of January to December 2026.
(2)In the fourth quarter of 2024, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.47 AECO, and 25,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2025.
(3)In the second quarter of 2025, the Company entered into a long-term natural gas supply agreement containing an embedded derivative. Further details are disclosed in note 15 to the financial statements.
The Company recorded a net realized risk management loss of $97 million for the six months ended June 30, 2026 and a net realized risk management loss of $52 million for the second quarter of 2026.
The Company recorded a net unrealized loss of $308 million ($237 million after tax of $71 million) on its risk management activities for the six months ended June 30, 2026 and a net unrealized gain of $8 million ($6 million after tax of $2 million) for the second quarter of 2026 (six months ended June 30, 2025 – unrealized gain of $12 million ($10 million after tax of $2 million); three months ended March 31, 2026 – unrealized loss of $316 million ($243 million after tax of $73 million); three months ended June 30, 2025 – unrealized gain of $15 million ($12 million after tax of $3 million)).
Further details related to outstanding derivative financial instruments as at June 30, 2026 are disclosed in note 15 to the financial statements.
FOREIGN EXCHANGE

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net realized loss (gain)	$24	$(23)	$(142)	$1	$100
Net unrealized loss (gain)	157	285	(661)	442	(946)
Net loss (gain) (1)	$181	$262	$(803)	$443	$(846)
(1)Amounts are reported net of derivative financial instruments designated as cash flow hedges.
The net realized foreign exchange loss for the six months ended June 30, 2026 primarily reflected exchange rate fluctuations on the settlement of US dollar debt and working capital items denominated in US dollars.
The net unrealized foreign exchange loss for the six months ended June 30, 2026 primarily reflected the translation of outstanding US dollar debt. The US/Canadian dollar exchange rate as at June 30, 2026 was US$0.7040 (March 31, 2026 – US$0.7166; June 30, 2025 – US$0.7341).

Canadian Natural Resources Limited	22	Three and six months ended June 30, 2026

INCOME TAXES

	Three Months Ended			Six Months Ended
($ millions, except effective tax rates)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
North America (1)	$1,164	$671	$529	$1,835	$1,098
North Sea	(46)	(53)	(45)	(99)	(71)
Offshore Africa	1	—	—	1	5
Current PRT – North Sea	(49)	(65)	(49)	(114)	(88)
Other taxes	3	2	3	5	5
Current income tax	1,073	555	438	1,628	949
Deferred corporate income tax	275	(59)	(106)	216	13
Deferred PRT – North Sea	37	(114)	18	(77)	27
Deferred income tax	312	(173)	(88)	139	40
Income tax	$1,385	$382	$350	$1,767	$989
Earnings before taxes	$5,888	$1,730	$2,809	$7,618	$5,906
Effective tax rate on net earnings (2)	24%	22%	12%	23%	17%

	Three Months Ended			Six Months Ended
($ millions, except effective tax rates)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Income tax	$1,385	$382	$350	$1,767	$989
Tax effect on non-operating items (3)	(14)	126	(1)	112	4
Current PRT – North Sea	49	65	49	114	88
Deferred PRT – North Sea	(37)	114	(18)	77	(27)
Other taxes	(3)	(2)	(3)	(5)	(5)
Effective tax on adjusted net earnings	$1,380	$685	$377	$2,065	$1,049
Adjusted net earnings from operations (4)	$4,568	$2,446	$1,496	$7,014	$3,932
Adjusted net earnings from operations, before taxes	$5,948	$3,131	$1,873	$9,079	$4,981
Effective tax rate on adjusted net earnings from operations (5) (6)	23%	22%	20%	23%	21%
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Calculated as total of current and deferred income tax divided by earnings before taxes.
(3)Includes the net income tax effect on PSUs, certain stock options, and unrealized risk management.
(4)Non-GAAP Financial Measure. Refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A.
(5)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance.
(6)Calculated as effective tax on adjusted net earnings divided by adjusted net earnings from operations, before taxes. The Company presents its effective tax rate on adjusted net earnings from operations for financial statement users to evaluate the Company's effective tax rate on its core business activities.
The effective tax rate on net earnings and adjusted net earnings from operations for the three and six months ended June 30, 2026 and the comparable periods included the impact of non-taxable items in North America and the North Sea and the impact of differences in jurisdictional income and tax rates in the countries in which the Company operates, in relation to net earnings.
The current and deferred corporate income tax and the current and deferred PRT in the North Sea for the three and six months ended June 30, 2026 and the comparable periods included the impact of carrybacks of abandonment expenditures related to the decommissioning activities in the North Sea.
The Company files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. The tax returns as prepared may include filing positions that could be subject to differing interpretations of applicable tax laws and regulations, which may take several years to resolve. The Company does not believe the ultimate resolution of these matters will have a material impact upon the Company's reported results of operations, financial position or liquidity.

Canadian Natural Resources Limited	23	Three and six months ended June 30, 2026

NET CAPITAL EXPENDITURES (1) (2)

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Exploration and Production
Exploration and Evaluation Assets
Net expenditures	$4	$23	$5	$27	$24
Net property acquisitions	21	63	46	84	33
Total Exploration and Evaluation Assets	25	86	51	111	57
Property, Plant and Equipment
Net property acquisitions	741	710	178	1,451	209
Well drilling, completion and equipping	713	634	558	1,347	1,094
Production and related facilities	405	379	407	784	797
Other	17	(135)	16	(118)	19
Total Property, Plant and Equipment	1,876	1,588	1,159	3,464	2,119
Total Exploration and Production	1,901	1,674	1,210	3,575	2,176
Oil Sands Mining and Upgrading
Project costs	61	44	96	105	151
Sustaining capital	404	285	406	689	622
Turnaround costs	22	11	174	33	220
Other	3	2	2	5	4
Total Oil Sands Mining and Upgrading	490	342	678	832	997
Midstream and Refining	2	1	2	3	4
Head Office	12	11	25	23	41
Net capital expenditures	$2,405	$2,028	$1,915	$4,433	$3,218
By Segment
North America	$1,754	$1,529	$1,110	$3,283	$1,946
North Sea	3	2	8	5	11
Offshore Africa	144	143	92	287	219
Oil Sands Mining and Upgrading	490	342	678	832	997
Midstream and Refining	2	1	2	3	4
Head Office	12	11	25	23	41
Net capital expenditures	$2,405	$2,028	$1,915	$4,433	$3,218

Abandonment expenditures	$182	$247	$193	$429	$381
(1)Net capital expenditures exclude the impact of lease assets and fair value adjustments.
(2)Non-GAAP Financial Measure. Refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A.
The Company's strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company concentrates its activities in core areas. The Company focuses on maintaining its land inventories to enable the continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By owning associated infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production expenses.
Net capital expenditures were $4,433 million for the six months ended June 30, 2026 compared with $3,218 million for the six months ended June 30, 2025. Net capital expenditures were $2,405 million for the second quarter of 2026 compared with $1,915 million for the second quarter of 2025 and $2,028 million for the first quarter of 2026. In addition, the Company reported abandonment expenditures of $429 million for the six months ended June 30, 2026 compared with $381 million for the six months ended June 30, 2025. Abandonment expenditures were $182 million for the second quarter of 2026 compared with $193 million for the second quarter of 2025 and $247 million for the first quarter of 2026.

Canadian Natural Resources Limited	24	Three and six months ended June 30, 2026

2026 Capital Budget
On December 16, 2025, the Company announced its 2026 operating capital budget(1) targeted at approximately $6,300 million. With this capital, the Company is targeting production growth in 2026 of approximately 3% from 2025, as it invests in short- and medium-term production, while commencing front-end engineering and design on potential additional medium- and long-term value creation opportunities. In addition, the Company targets approximately $125 million of capital related to carbon capture projects. The Company targets $993 million in abandonment expenditures for 2026, before recoveries, related to its abandonment and reclamation programs in North America and the North Sea. During the first quarter of 2026, the Company revised its operating capital forecast to $5,990 million and net acquisition capital to $765 million, and increased its production guidance to between 1,615,000 BOE/d and 1,665,000 BOE/d. Subsequent to the second quarter of 2026, the Company maintained its operating capital forecast at $5,990 million, revised net acquisition capital to $1,526 million, and increased its production guidance to between 1,637,000 BOE/d and 1,682,000 BOE/d.
Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, in the context of price volatility, project returns, and the balancing of project risks and time horizons. The 2026 capital budget constitutes forward‑looking statements and is based on net capital expenditures (Non-GAAP Financial Measure). Refer to the 'Advisory' section of this MD&A for further details on forward‑looking statements.
Drilling Activity (1) (2)

	Three Months Ended			Six Months Ended
(number of net wells)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net successful crude oil wells (3)	118	113	81	231	155
Net successful natural gas wells	23	24	22	47	41
Dry wells	—	1	—	1	1
Total	141	138	103	279	197
Success rate	100%	99%	100%	99%	99%
(1)Includes drilling activity for North America and International segments.
(2)Excludes stratigraphic and service wells.
(3)Includes bitumen wells.
North America
During the second quarter of 2026, the Company drilled 23 net natural gas wells, 39 net primary heavy crude oil wells, 13 net Pelican Lake heavy crude oil wells, 38 net thermal bitumen wells, and 28 net light crude oil wells.
(1)Forward-looking non-GAAP Financial Measure. The operating capital budget is based on net capital expenditures (Non-GAAP Financial Measure). Refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A for more details on net capital expenditures.

Canadian Natural Resources Limited	25	Three and six months ended June 30, 2026

LIQUIDITY AND CAPITAL RESOURCES

($ millions, except ratios)	Jun 30 2026	Mar 31 2026	Dec 31 2025	Jun 30 2025
Adjusted working capital (1)	$2,222	$289	$42	$102
Long-term debt, net (2)	$14,526	$16,153	$15,944	$16,979
Shareholders' equity	$46,796	$44,638	$44,366	$41,298

Debt to book capitalization (2)	23.7%	26.6%	26.4%	29.1%
After-tax return on average capital employed (3)	20.6%	17.5%	19.5%	16.3%
(1)Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)Capital Management Measure. Refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A.
(3)Non-GAAP Ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of this MD&A.
As at June 30, 2026, the Company's capital resources consisted primarily of cash flows from operating activities, available bank credit facilities, and access to debt capital markets. Cash flows from operating activities and the Company's ability to renew existing bank credit facilities and raise new debt are dependent on factors discussed in the 'Business Environment' section of this MD&A and in the 'Risks and Uncertainties' section of the Company's annual MD&A for the year ended December 31, 2025. In addition, the Company's ability to renew existing bank credit facilities and raise new debt reflects current credit ratings, as determined by independent rating agencies and market conditions.
The Company continues to believe its internally generated cash flows from operating activities, supported by its ongoing hedge policy, the flexibility of its capital expenditure programs and multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short-, medium-, and long-term and support its growth strategy.
On an ongoing basis the Company continues to focus on its balance sheet strength and available liquidity by:
▪Monitoring cash flows from operating activities, which is the primary source of funds;
▪Monitoring exposure to individual customers, contractors, suppliers, and joint venture partners on a regular basis and, where appropriate, ensuring parental guarantees or letters of credit are in place, and as applicable, taking other mitigating actions to minimize the impact in the event of a default;
▪Actively managing the allocation of capital to ensure it is expended in a prudent and appropriate manner with flexibility to adjust to market conditions. The Company continues to exercise its capital flexibility to address commodity price volatility and its impact on operating expenditures, capital commitments, and long-term debt;
▪Monitoring the Company's ability to fulfill financial obligations as they become due or the ability to monetize assets in a timely manner at a reasonable price;
▪Reviewing bank credit facilities and public debt indentures to ensure they are in compliance with applicable covenant packages; and
▪Reviewing the Company's borrowing capacity:
•During the first quarter of 2026, the Company cancelled the $140 million portion of its $2,565 million revolving syndicated credit facility, maturing June 2027, reducing the capacity to $2,425 million, with a maturity of June 2029.
•Borrowings under the Company's credit facilities may be made by way of pricing referenced to CORRA, SOFR, US base rate or Canadian prime rate.
•The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
•In August 2025, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in September 2027. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. As at June 30, 2026, the Company had $1,350 million remaining on its base shelf prospectus.
•In August 2025, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$4,500 million of debt securities in the United States, which expires in September 2027. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. As at June 30, 2026, the Company had US$3,003 million remaining on its base shelf prospectus.

Canadian Natural Resources Limited	26	Three and six months ended June 30, 2026

As at June 30, 2026, the Company had undrawn bank credit facilities of $5,356 million, and a fully drawn non-revolving term credit facility of $4,000 million. Including cash and cash equivalents, the Company had approximately $7,974 million in liquidity. The Company also has certain other dedicated credit facilities supporting letters of credit.
Long-term debt, net was $14,526 million as at June 30, 2026 (December 31, 2025 – $15,944 million), resulting in a debt to book capitalization ratio of 23.7% (December 31, 2025 – 26.4%). The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at June 30, 2026, the Company was in compliance with this covenant.
The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Further details related to the Company's long-term debt as at June 30, 2026 are discussed in note 8 to the financial statements.
The Company periodically utilizes commodity derivative financial instruments under its commodity hedge policy to reduce the risk of volatility in commodity prices and to support the Company's cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of commodity put options is in addition to the above parameters.
As at June 30, 2026, the maturity dates of certain financial liabilities, including long-term debt and other long-term liabilities and related interest payments, were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Long-term debt (1)	$2,214	$4,320	$2,876	$7,814
Other long-term liabilities (2) (3)	$363	$292	$635	$2,230
Interest and other financing expense (4)	$979	$790	$1,842	$3,501
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $357 million; one to less than two years, $292 million; two to less than five years, $635 million; and thereafter, $1,755 million.
(3)Includes a gross derivative liability of $475 million associated with the Company's natural gas embedded derivative. The gross liability is offset by a gross derivative asset of $108 million, resulting in a net liability of $367 million.
(4)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at June 30, 2026.
Share Capital
As at June 30, 2026, there were 2,068,840,000 common shares outstanding (December 31, 2025 – 2,081,578,000 common shares) and 56,262,000 stock options outstanding (December 31, 2025 – 54,734,000 stock options). As at August 4, 2026, the Company had 2,061,500,000 common shares outstanding and 55,695,000 stock options outstanding.
On March 4, 2026, the Board of Directors approved a 6% increase in the quarterly dividend to $0.625 per common share, beginning with the dividend paid on April 7, 2026.
On March 5, 2025, the Board of Directors approved a 4% increase in the quarterly dividend to $0.5875 per common share.
The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 10, 2026, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 182,396,564 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2026 and ending March 12, 2027, subject to applicable securities laws.
For the six months ended June 30, 2026, the Company purchased 22,925,000 common shares at a weighted average price of $61.47 per common share for a total cost, including tax, of $1,426 million. Retained earnings were reduced by $1,295 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to June 30, 2026, up to and including August 4, 2026, the Company purchased 7,500,000 common shares at a weighted average price of $61.44 per common share for a total cost, including tax, of $470 million.

Canadian Natural Resources Limited	27	Three and six months ended June 30, 2026

COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at June 30, 2026:

($ millions)	Remaining 2026	2027	2028	2029	2030	Thereafter
Product transportation, purchases, and processing (1) (2)	$1,179	$2,317	$2,171	$2,010	$1,849	$18,309
North West Redwater Partnership service toll (3)	$48	$96	$97	$95	$95	$3,885
Offshore vessels and decommissioning equipment	$207	$—	$—	$—	$—	$—
Field equipment and supplies	$94	$122	$121	$24	$24	$170
Office leases and other	$144	$66	$19	$18	$18	$176
(1)The Company's commitment for its 20-year product transportation agreement ending in 2044 on the TMX pipeline reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)During the second quarter of 2026, the Company executed crude oil transportation agreements delivering between 150,000 bbl/d and 165,000 bbl/d of new pipeline capacity to U.S. markets, with service currently expected to commence in the fourth quarter of 2028. These agreements are subject to certain conditions precedent, including a final investment decision by the project proponents and certain regulatory approvals. Accordingly, the related agreements will not be recognized as commitments until the completion of all conditions precedent. The transportation agreements have a term of 20 years and, if all conditions are met, will result in transportation payments of approximately $500 million to $550 million annually being added to the Company's commitments.
(3)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,751 million of interest payable over the 40-year tolling period, ending in 2058.
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement, and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
LEGAL PROCEEDINGS AND OTHER CONTINGENCIES
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements requires the Company to make estimates, assumptions, and judgements in the application of IFRS Accounting Standards that have a significant impact on the financial results of the Company. Actual results may differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company's significant accounting estimates is contained in the Company's annual MD&A and audited consolidated financial statements for the year ended December 31, 2025.
CONTROL ENVIRONMENT
There have been no changes to internal control over financial reporting ("ICFR") during the six months ended June 30, 2026 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting. Due to inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Canadian Natural Resources Limited	28	Three and six months ended June 30, 2026

NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes references to non-GAAP and other financial measures as defined in NI 52-112. These financial measures are used by the Company to evaluate its financial performance, financial position, and cash flow and include non‑GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS Accounting Standards and therefore are referred to as non‑GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company's non-GAAP and other financial measures included in this MD&A and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below.
Adjusted Net Earnings from Operations
Adjusted net earnings from operations is a non-GAAP financial measure that adjusts net earnings as presented in the Company's consolidated statements of earnings, for non-operating items, net of tax impacts. The Company considers adjusted net earnings from operations a key measure in evaluating its performance, as it demonstrates the Company's ability to generate after-tax operating earnings from its core business areas. A reconciliation for adjusted net earnings from operations is presented below.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net earnings	$4,503	$1,348	$2,459	$5,851	$4,917
Share-based compensation, net of tax (1)	(184)	591	6	407	28
Unrealized risk management (gain) loss, net of tax (2)	(6)	243	(12)	237	(10)
Unrealized foreign exchange loss (gain), net of tax (3)	157	285	(661)	442	(946)
Realized foreign exchange loss (gain) on financing activities, net of tax (4)	98	(21)	(216)	77	23
Gain on acquisition, net of tax (5)	—	—	(80)	—	(80)
Non-operating items, net of tax	65	1,098	(963)	1,163	(985)
Adjusted net earnings from operations	$4,568	$2,446	$1,496	$7,014	$3,932
(1)Share-based compensation includes costs incurred under the Company's Stock Option Plan and PSU Plan. The fair value of the share-based compensation is recognized as a liability on the Company's balance sheets, and periodic changes in the fair value are recognized in net earnings. Pre-tax share-based compensation for the three months ended June 30, 2026 was a recovery of $196 million (three months ended March 31, 2026 – $644 million expense; three months ended June 30, 2025 – $8 million expense; six months ended June 30, 2026 – $448 million expense; six months ended June 30, 2025 – $34 million expense).
(2)Derivative financial instruments are recognized at fair value on the Company's balance sheets, with changes in the fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than those amounts reflected in the financial statements due to changes in prices of the underlying items hedged, primarily natural gas and foreign exchange. The pre-tax unrealized risk management gain for the three months ended June 30, 2026 was $8 million (three months ended March 31, 2026 – $316 million loss; three months ended June 30, 2025 – $15 million gain; six months ended June 30, 2026 – $308 million loss; six months ended June 30, 2025 – $12 million gain).
(3)Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates and are recognized in net earnings. Pre- and after-tax amounts for these unrealized foreign exchange gains and losses are the same.
(4)Realized foreign exchange gains and losses associated with financing activities primarily result from the repayment of US dollar denominated debt and are recognized in net earnings. Pre- and after-tax amounts for these realized foreign exchange gains and losses are the same.
(5)During the second quarter of 2025, the Company acquired an interest in certain producing and non-producing assets in the North America Exploration and Production segment, resulting in a pre- and after-tax gain on acquisition of $80 million representing the excess of the fair value of the net assets acquired compared to the total purchase consideration.

Canadian Natural Resources Limited	29	Three and six months ended June 30, 2026

Adjusted Funds Flow
Adjusted funds flow is a non-GAAP financial measure that represents cash flows from operating activities as presented in the Company's consolidated statements of cash flows adjusted for the net change in non-cash working capital, abandonment expenditures, and movements in other long-term assets. The Company considers adjusted funds flow a key measure in evaluating its performance, as it demonstrates the Company's ability to generate the cash flow necessary to fund future growth through capital investment, repay debt, and provide returns to shareholders through dividends and share buybacks. A reconciliation for adjusted funds flow from cash flows from operating activities is presented below.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Cash flows from operating activities	$6,823	$3,282	$3,114	$10,105	$7,398
Net change in non-cash working capital	(120)	818	(24)	698	(106)
Abandonment expenditures	182	247	193	429	381
Movements in other long-term assets (1)	(19)	27	(21)	8	119
Adjusted funds flow	$6,866	$4,374	$3,262	$11,240	$7,792
(1)Includes the unamortized cost of contributions to the Company's employee bonus program, interest on PRT recoveries in the North Sea, and prepaid cost of service tolls.
Adjusted Net Earnings from Operations and Adjusted Funds Flow, Per Common Share (Basic and Diluted)
Adjusted net earnings from operations and adjusted funds flow, per common share (basic and diluted) are non-GAAP ratios that represent those non-GAAP measures divided by the weighted average number of basic and diluted common shares outstanding for the period, respectively, as presented in note 14 to the financial statements. These non-GAAP measures, disclosed on a per share basis, enable a comparison to the per share amounts disclosed in the Company's financial statements prepared in accordance with IFRS Accounting Standards.
Netback
Netback is a non-GAAP ratio that represents net cash flows provided from core activities after the impact of all costs associated with bringing a product to market, on a per unit basis. The Company considers netback a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. Refer to the 'Operating Highlights – Exploration and Production' section of this MD&A for the netback calculations on a per unit basis for crude oil and NGLs and on a total barrels of oil equivalent basis.
The netback calculations include the realized price non-GAAP financial measure which is reconciled below to its respective line item in note 17 to the financial statements.

Canadian Natural Resources Limited	30	Three and six months ended June 30, 2026

Realized Price ($/bbl and $/BOE) – Exploration and Production
Realized price ($/bbl and $/BOE) is a non-GAAP ratio calculated as realized crude oil and NGLs sales and total realized BOE sales (non-GAAP financial measures) divided by respective sales volumes. Realized crude oil and NGLs sales and total realized BOE sales is comprised of crude oil and NGLs sales and natural gas sales less blending and feedstock costs and other by-product sales, as disclosed in note 17 to the financial statements. The Company considers realized price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit the Company obtained on the market for its crude oil and NGLs sales volumes and BOE sales volumes.
Reconciliations for Exploration and Production realized crude oil and NGLs sales and BOE sales and the calculations for realized price are presented below.

	Three Months Ended			Six Months Ended
($ millions, except bbl/d and $/bbl)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Crude oil and NGLs (bbl/d)
North America	611,384	606,104	551,248	608,759	556,685
International
North Sea	7,372	4,332	6,778	5,860	11,197
Offshore Africa	2,000	—	500	1,006	5,745
Total International	9,372	4,332	7,278	6,866	16,942
Total sales volumes	620,756	610,436	558,526	615,625	573,627

Crude oil and NGLs sales (1)	$7,535	$5,425	$4,655	$12,960	$10,279
Less: Blending and feedstock costs (2)	1,598	1,248	1,119	2,846	2,510
Realized crude oil and NGLs sales	$5,937	$4,177	$3,536	$10,114	$7,769
Realized price ($/bbl)	$105.11	$76.02	$69.58	$90.77	$74.82
(1)Crude oil and NGLs sales in note 17 to the financial statements.
(2)Blending and feedstock costs in note 17 to the financial statements.

	Three Months Ended			Six Months Ended
($ millions, except BOE/d and $/BOE)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Barrels of oil equivalent (BOE/d)
North America	1,038,526	1,050,813	950,888	1,044,635	959,491
International
North Sea	7,771	4,703	7,262	6,246	11,805
Offshore Africa	2,323	—	1,585	1,168	7,187
Total International	10,094	4,703	8,847	7,414	18,992
Total sales volumes	1,048,620	1,055,516	959,735	1,052,049	978,483

Barrels of oil equivalent sales (1)	$8,013	$6,223	$5,221	$14,236	$11,535
Less: Blending and feedstock costs (2)	1,598	1,248	1,119	2,846	2,510
Less: Sulphur income	(89)	(48)	(18)	(137)	(27)
Realized barrels of oil equivalent sales	$6,504	$5,023	$4,120	$11,527	$9,052
Realized price ($/BOE)	$68.17	$52.88	$47.17	$60.54	$51.11
(1)Barrels of oil equivalent sales includes crude oil and NGLs sales and natural gas sales in note 17 to the financial statements.
(2)Blending and feedstock costs in note 17 to the financial statements.

Canadian Natural Resources Limited	31	Three and six months ended June 30, 2026

North America – Realized Product Prices and Royalties
Realized crude oil and NGLs price ($/bbl) is a non-GAAP ratio calculated as realized crude oil and NGLs sales (non-GAAP financial measure) divided by sales volumes. Realized crude oil and NGLs sales is comprised of crude oil and NGLs sales less blending and feedstock costs, as disclosed in note 17 to the financial statements. The Company considers the realized crude oil and NGLs price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its crude oil and NGLs sales volumes.
Crude oil and NGLs royalty rate is a non-GAAP ratio that is calculated as crude oil and NGLs royalties divided by realized crude oil and NGLs sales. The Company considers crude oil and NGLs royalty rate a key measure in evaluating its performance, as it describes the Company's royalties for crude oil and NGLs sales volumes on a per unit basis.
A reconciliation for North America realized crude oil and NGLs sales and the calculations for realized crude oil and NGLs prices and the royalty rates are presented below.

	Three Months Ended			Six Months Ended
($ millions, except $/bbl and royalty rates)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Crude oil and NGLs sales (1)	$7,427	$5,389	$4,595	$12,816	$9,961
Less: Blending and feedstock costs (2)	1,598	1,248	1,119	2,846	2,510
Realized crude oil and NGLs sales	$5,829	$4,141	$3,476	$9,970	$7,451
Realized crude oil and NGLs prices ($/bbl)	$104.77	$75.91	$69.30	$90.48	$73.95

Crude oil and NGLs royalties (3)	$1,116	$737	$467	$1,853	$1,223
Crude oil and NGLs royalty rates	19%	18%	13%	19%	16%
(1)Crude oil and NGLs sales in note 17 to the financial statements.
(2)Blending and feedstock costs in note 17 to the financial statements.
(3)Item is a component of royalties in note 17 to the financial statements.
Realized Product Prices – Oil Sands Mining and Upgrading
Realized SCO sales price ($/bbl) is a non-GAAP ratio calculated as realized SCO sales (non-GAAP financial measure) divided by SCO sales volumes. Realized SCO sales is comprised of crude oil and NGLs sales less blending and feedstock costs, as disclosed in note 17 to the financial statements. The Company considers realized SCO sales price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its SCO sales volumes.
Reconciliations for Oil Sands Mining and Upgrading realized SCO sales and the calculation for realized SCO sales price on a per unit basis are presented below.

	Three Months Ended			Six Months Ended
($ millions, except for bbl/d and $/bbl)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
SCO sales volumes (bbl/d)	623,486	594,042	463,586	608,845	532,434

Crude oil and NGLs sales (1)	$8,143	$5,537	$4,023	$13,680	$9,902
Less: Blending and feedstock costs (2)	1,005	743	345	1,748	1,048
Realized SCO sales	$7,138	$4,794	$3,678	$11,932	$8,854
Realized SCO sales price ($/bbl)	$125.78	$89.68	$87.22	$108.26	$91.88
(1)Crude oil and NGLs sales in note 17 to the financial statements.
(2)Blending and feedstock costs in note 17 to the financial statements.

Canadian Natural Resources Limited	32	Three and six months ended June 30, 2026

Net Capital Expenditures
Net capital expenditures is a non-GAAP financial measure that represents cash flows used in investing activities as presented in the Company's consolidated statements of cash flows, adjusted for the net change in non-cash working capital, and cash flows from investing activities not included in the Company's capital budget. The Company includes acquisition and disposition capital for property, plant and equipment and exploration and evaluation assets in net capital expenditures at close of the transactions. The Company considers net capital expenditures a key measure in evaluating its performance, as it provides an understanding of the Company's capital spending activities in comparison to the Company's annual capital budget. A reconciliation of net capital expenditures is presented below.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Cash flows used in investing activities	$2,468	$1,949	$1,941	$4,417	$3,253
Net change in non-cash working capital	(63)	79	(26)	16	(35)
Net capital expenditures	2,405	2,028	1,915	4,433	3,218
Abandonment expenditures	182	247	193	429	381
Capital and abandonment expenditures	$2,587	$2,275	$2,108	$4,862	$3,599
Liquidity
Liquidity is a non-GAAP financial measure that represents the availability of readily available undrawn bank credit facilities, cash and cash equivalents, and other highly liquid assets to meet short-term funding requirements and to assist in assessing the Company's financial position. The Company's calculation of liquidity is presented below.

($ millions)	Jun 30 2026	Mar 31 2026	Dec 31 2025	Jun 30 2025
Undrawn bank credit facilities	$5,356	$5,358	$5,668	$4,723
Cash and cash equivalents	2,618	808	673	102
Liquidity	$7,974	$6,166	$6,341	$4,825
Long-term Debt, net
Long‑term debt, net, is a capital management measure that represents long-term debt, including the current portion of long‑term debt, less cash and cash equivalents, as disclosed in note 13 to the financial statements. A reconciliation of the Company's long‑term debt, net is presented below.

($ millions)	Jun 30 2026	Mar 31 2026	Dec 31 2025	Jun 30 2025
Long-term debt	$17,144	$16,961	$16,617	$17,081
Less: Cash and cash equivalents	2,618	808	673	102
Long-term debt, net	$14,526	$16,153	$15,944	$16,979
Debt to Book Capitalization
Debt to book capitalization is a capital management measure intended to enable financial statement users to evaluate the Company's capital structure, as disclosed in note 13 to the financial statements.

Canadian Natural Resources Limited	33	Three and six months ended June 30, 2026

After-Tax Return on Average Capital Employed
After-tax return on average capital employed as defined by the Company is a non-GAAP ratio. The ratio is calculated as net earnings plus after-tax interest and other financing expense for the twelve month trailing period as a percentage of average capital employed (defined as current and long-term debt plus shareholders' equity) for the twelve month trailing period. The Company considers this ratio a key measure in evaluating the Company's ability to generate profit and the efficiency with which it employs capital. A reconciliation of the Company's after-tax return on average capital employed is presented below.

($ millions, except ratios)	Jun 30 2026	Mar 31 2026	Dec 31 2025	Jun 30 2025
Interest adjusted after-tax return:
Net earnings, 12 months trailing (1)	$11,754	$9,710	$10,820	$8,321
Interest and other financing expense, net of tax, 12 months trailing (2)	686	686	640	608
Interest adjusted after-tax return	$12,440	$10,396	$11,460	$8,929

12 months average current portion long-term debt (3)	$1,059	$902	$1,293	$1,528
12 months average long-term debt (3)	15,955	16,169	16,149	13,174
12 months average common shareholders' equity (3)	43,512	42,242	41,208	40,115
12 months average capital employed	$60,526	$59,313	$58,650	$54,817
After-tax return on average capital employed	20.6%	17.5%	19.5%	16.3%
(1)Net earnings, 12 months trailing includes a gain on acquisition, disposition, and remeasurement of $4,989 million associated with the AOSP asset swap in the fourth quarter of 2025.
(2)The blended tax rate on interest was approximately 23% for each of the periods presented.
(3)For the purpose of this non-GAAP ratio, the measurement of average current and long-term debt and common shareholders' equity are determined on a consistent basis, as an average of the opening and quarterly period end values for the 12 month trailing period for each of the periods presented.

Canadian Natural Resources Limited	34	Three and six months ended June 30, 2026